Exhibit 12

STATEMENT RE COMPUTATION OF RATIOS

ASSOCIATED BANC-CORP

Computation of the Ratio of Earnings to Fixed Charges

($ in Thousands)

	Year Ended December 31
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$276,045	$267,893	$254,459	$183,427	$(41,028)
Earnings and fixed charges, excluding interest on deposits	309,225	304,340	310,310	251,099	29,240
Earnings and fixed charges, including interest on deposits	335,519	335,607	351,741	316,847	135,263

Fixed Charges:
Total interest expense	$55,778	$63,440	$92,292	$128,791	$172,347
Interest on deposits	26,294	31,267	41,431	65,748	106,023
Interest expense component of net rent expense[1]	3,696	4,274	4,990	4,629	3,944
Fixed charges, excluding interest on deposits	33,180	36,447	55,851	67,672	70,268
Fixed charges, including interest on deposits	59,474	67,714	97,282	133,420	176,291

Fixed charges, excluding interest on deposits	33,180	36,447	55,851	67,672	70, 268
Fixed charges, including interest on deposits	59,474	67,714	97,282	133,420	176,291
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	9.32x	8.35x	5.56x	3.71x	0.42x
Including interest on deposits	5.64x	4.96x	3.62x	2.37x	0.77x

1	Assumes 33% allocation of net rent expense as interest expense component